

December 22, 2022

Jake Singleton
Chief Financial Officer
JOINT Corp
16767 N. Perimeter Dr., Suite 110
Scottsdale, AZ 85260

> **Re: JOINT Corp**
> **Form 10-K for the year ended December 31, 2021**
> **Filed March 14, 2022**
> **File No. 001-36724**

Dear Jake Singleton:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
2022 Full Year Outlook, page 33

1. We note you provided 2022 outlook and outlook ranges for certain non-GAAP financial measures. In future filings, please provide the reconciliations required by Item 10(e)(1)(i) of Regulation S-K. To the extent you are relying on the "unreasonable efforts" exception in Item 10(e)(1)(i)(B), please explicitly state that is the case and identify the information that is unavailable. Also note that in order to present a more balanced disclosure, it is preferable to present a corresponding measure of GAAP-based projected income when disclosing projected revenue. Refer to Item 10(b) of Regulation S-K.

Liquidity and Capital Resources, page 41

2. Please provide a more informative analysis and discussion of changes in operating cash flows, including changes in working capital components, for each period presented. In

doing so, please explain the underlying reasons for and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. For instance, it appears your accounts receivable balance as of December 31 2021, has increased by 79% from December 31, 2020 while your sales have only increased by 38% . Please explain the reasons behind such a material increase. Address the payment terms typically stipulated in your contracts and sales agreements and discuss the typical payment history. Discuss the underlying reasons for significant instances of slow payment and receivables that remain outstanding for lengthy periods.

Note 1: Nature of Operations and Summary of Significant Accounting Policies
Variable Interest Entities, page 54

3.   We note that you hold variable interests in certain professional corporations for which you are considered the primary beneficiary and as such consolidate those entities in your financial results. We further note that you also present the assets and liabilities of the VIEs separately on the face of the balance sheet. In future filings, please further expand your disclosures to indicate how your involvement with the VIEs also affects your financial performance and cash flows for each of the periods presented. In providing your response please quantify the amount of revenues generated by the VIEs that are reflected in your consolidated numbers for each of the periods presented. See ASC 810-10-50-2AA.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady at 202-551-3891 or Kristi Marrone at 202-551-3429 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction